Exhibit 107
Calculation of Filing Fee Table
Schedule TO
(Form Type)
Blue Owl Technology Income Corp.
(Exact Name of Registrant as Specified in its Charter)
Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$0.00	0.01476%	$0.00
Fees Previously Paid	$13,884.20		$13,884.20

Total Transaction Valuation	$94,066,397
Total Fees Due for Filing			$0.00
Total Fees Previously Paid			$13,884.20
Total Fee Offsets			$0.00
Net Fee Due			$0.00